UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SEREFEX CORPORATION
(Formally SpectraFax Corp.)
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

81748P-10-1
(CUSIP Number)

Ben M. Jones, III
3638 Exuma Way, Naples, FL 34119
(239) 591-3317
(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

June 30, 2005
(Date of Event which Requires
Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1)         NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Ben M. Jones, III
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2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
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3)         SEC USE ONLY
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4)         SOURCE OF FUNDS
PF
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5)         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)      [ ]
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6)         CITIZENSHIP OR PLACE OF ORGANIZATION
USA
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7)  SOLE VOTING POWER
NUMBER OF    26,747,180
SHARES                                       --------------------------------------------------
BENEFICIALLY                    8)   SHARED VOTING POWER
OWNED BY                                0
EACH                                          --------------------------------------------------
REPORTING                         9)   SOLE DISPOSITIVE POWER
PERSON                                      26,747,180
WITH                                          ---------------------------------------------------
                                            10)   SHARED DISPOSITIVE POWER
                                                    0
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11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,747,180
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12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*         [ ]

            --------------------------------------------------------------------------
13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.0%
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14)       TYPE OF REPORTING PERSON*
IN
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ITEM 1. SECURITY AND ISSUER.

Common Stock

Serefex Corporation
4328 Corporate Square, Suite C
Naples, Florida 34104

ITEM 2. IDENTITY AND BACKGROUND.

a).        Ben M. Jones III
b).        5947 Bermuda Lane Naples, Florida 34119
c).        Retired
d).	During the last five years, the undersigned has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e).
During the last five years, the undersigned was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

f).        Citizen of the United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities were purchased using personal funds available for investments.

ITEM 4. PURPOSE OF TRANSACTION.

The shares were acquired for investment purposes only. The purchases do not relate to, nor result in, any of the following:

a).	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
b).	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
c).	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
d).	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
e).	Any material change in the present capitalization or dividend policy of the issuer;
f).
Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g).	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
h).
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i).	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j).	Any action similar to any of those enumerated above.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The ownership of 26,747,180 shares represents 19.0% of the total shares outstanding at March 31, 2005. The undersigned has sole voting and dispositive powers with regard to such shares.

a).        See (a) above
b).	The following sets forth transactions in the Company’s common stock since the initial filing of a Schedule 13D (December 30, 2002).

Date	Transaction	Shares Owned

2/11/03	Exercised warrant to purchase 3,450,000 shares of common stock at $.01 per share	11,450,000

6/10/03	Purchased 8,000,000 shares of common stock at $.01 per share	19,450,000

8/21/03	Exercised warrant to purchase 329,590 shares of common stock at $.08 per share	19,779,590

9/12/03	Purchased 2,159,590 shares of common stock at $.02 - $.05 per share	21,939,180

1/5 -1/16/04	Purchased 340,000 shares of common stock at $.05 - $.06 per share	22,279,180

1/23/04	Purchased 3,500,000 shares of common stock at $.02 per share	25,779,180

1/23/04	Received warrant to purchase 1,000,000 shares of common stock at $.05 per share (expired 1/24/05)	25,779,180

1/26 - 1/30/04	Purchased 356,000 shares of common stock at $.05 - $.06 per share	26,135,180

2/3/04	Purchased 165,000 shares of common stock at $.06 per share	26,300,180

2/26/04	Received warrant to purchase 400,000 shares of common stock at $.05 per share	26,300,180

4/20/04	Exercised warrant to purchase 400,000 shares of common stock at $.05 per share	26,700,180

4/28/04	Sold 20,000 shares of common stock at $.06 per share	26,680,180

5/18/05	Purchased 67,000 shares of common stock at $.115 per share	26,747,180

        c). Not Applicable
        d). Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2005	By:	/s/ Ben M. Jones, III
Ben M. Jones, III

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